Exhibit 99(e)
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                                Entergy New Orleans, Inc.
               Computation of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                            June 30,
                                                     1992       1993       1994       1995       1996       1997
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Fixed charges, as defined:
  Total Interest                                      24,648     20,494     17,562     17,183     16,304     15,328
  Interest applicable to rentals                         444        544      1,245        916        831        931
                                                     --------------------------------------------------------------
Total fixed charges, as defined                       25,092     21,038     18,807     18,099     17,135     16,259

Preferred dividends, as defined (a)                    3,214      2,952      2,071      1,964      1,549      1,682
                                                     --------------------------------------------------------------
Combined fixed charges and preferred dividends,      $28,306    $23,990    $20,878    $20,063    $18,684    $17,941
as defined                                           ==============================================================

Earnings as defined:

  Net Income                                         $26,424    $47,709    $13,211    $34,386    $26,776    $15,746
  Add:
    Provision for income taxes:
     Total                                            16,065     31,938      4,600     20,467     16,216     12,437
    Fixed charges as above                            25,092     21,038     18,807     18,099     17,135     16,259
                                                     --------------------------------------------------------------
Total earnings, as defined                           $67,581   $100,685    $36,618    $72,952    $60,127    $44,442
                                                     ==============================================================
Ratio of earnings to fixed charges, as defined          2.69       4.79       1.95       4.03       3.51       2.73
                                                     ==============================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                        2.39       4.20       1.75       3.64       3.22       2.48
                                                     ==============================================================

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.
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